FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:      Ö            Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:                      No:      Ö

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors (Principal Executive Officer)

Dated: March 23, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Press Release issued March 6, 2007

99.2	Press Release issued March 6, 2007

99.3	Press Release issued March 6, 2007

99.4	Press Release issued March 15, 2007

99.5	Press Release issued March 16, 2007

Exhibit 99.1

Océ in strategic distribution partnership with Founder Group of China

Strengthens position in growing Chinese digital printing market

Poing, Germany, 6 March 2007- Océ N.V., a leading international document management company, today announced it enters into a strategic distribution partnership with Founder Group in China. Today, an agreement for this partnership has been signed at Océ’s OpenHouse in Poing, Europe’s largest annual digital printing fair. Founder’s nation wide sales organisation will sell Océ’s digital printing systems in the high volume printing and graphic arts markets. In 2006, Océ achieved revenues in countries outside the US and EU, including China, of approximately € 230 million. In China Océ employs 170 people.

The production printing market in China still is 98% offset and 2% digital printing. Digital production printing growth rate is forecasted at a 17,5 – 20% per annum until 2015.

For Océ, this new partnership represents an attractive opportunity to strengthen its position in the rapidly growing Chinese digital printing market. Founder Electronics, a wholly owned subsidiary of a publicly listed company under Founder Group, is the largest software, system and solution provider to the digital printing industry in China and a major distributor of digital printing systems.

For Founder Electronics, the partnership provides the opportunity to offer its digital printing software system solutions globally. Taking advantage of this partnership, Founder is going to promote its technologies in digital printing and network publishing to the global market.

Part of Founder is the Founder EasiPrint chain of digital printing franchise stores, currently numbering over 200 outlets throughout China, with plans to expand to more than 1,000 stores in the next three to five years.

Partnership strengthens Océ distribution power in China

Enlarging distribution power is one of the corner stones of the corporate growth strategy of Océ. ‘The partnership with Founder is an important element of our growth strategy in China’, said Rokus van Iperen, CEO of Océ N.V. ‘This strategic partnership will strengthen our distribution power for systems and services in the Chinese market by leveraging the nationwide coverage of the Founder EasiPrint sales organisation. The fast-growing numbers of Founder EasiPrint franchise stores offer a significant opportunity for sales of our digital printing systems in both the high-volume printing and graphic arts markets.’

Synergies will build on established business relationship

The strategic partnership will build on the established business relationship between Océ and Founder. Over the last years, Founder already did sell Océ printing systems in China. Under the agreement signed today, Founder will continue and expand this practice, offering Océ printing systems via its currently over 200 EasiPrint stores. Among them is the Océ Colour Production System 900 Platinum, a leading digital colour printer. In addition, Océ and Founder have reach agreement on a technology partnership, involving amongst others Founder

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com controllers to be included in Océ printing systems, enabling these systems to handle the Chinese language characters.

About Founder Group & Founder Electronics

Founded by Beijing University, the most prestigious university in China, Founder is one of the largest technology companies in China today. Starting from an innovative core of printing and laser typesetting technologies, Founder enabled the computerization of China’s printing industry. Founder has more than 85% market share in news and publishing sectors in China. Utilising digital copyright management technology, Founder’s network publishing strategy has become the most comprehensive digitized network security platform in China. Founder provides products and services to customers in a wide range of industries worldwide including newspapers, commercial publishing, printing, broadcasting, television, internet, libraries and government administration.

Founder Group, which reported 2006 revenues of over USD 3.5 billion, is a leading provider of advanced information technology, software products, business solutions, and other value-added services with more than 20,000 employees world-wide. For more information, please visit www.founder.com

Beijing Founder Electronics Co. Ltd. is the largest software, system and solution provider to the Chinese digital printing industry, and partners with several leading international digital printing vendors.

About Océ

Océ is one of the world’s leading document management companies. In advanced research centres and high-tech production facilities the company develops products and services for the efficient and effective exchange of information. These comprise products for the reproduction, presentation, distribution and management of documents. The range of products and services offered by Océ is characterised by its recognised high quality, which is based on reliability, productivity, durability, ease of use and environmental friendliness.

Océ’s products and services are mainly offered direct via the company’s own sales and service organisations; a limited number of them are also distributed via third parties. Océ focuses on professional user environments, particularly on those in which high document volumes are processed.

In 2006 Océ achieved revenues of about € 3.1 billion and has around 24,000 employees worldwide. For more information on Océ, please visit www.oce.com

Océ N.V.

March 6, 2007

For further information: Océ N.V.

Investor Relations:	Press:
Carlo Schaeken	Jan Hol
Vice President Investor Relations	Senior Vice President Communications
Phone +31 77 359 2240	Phone + 31 77 359 2000
e-mail investor@oce.com	e-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Forward-looking statements

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control).

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to the annual report for 2006 (part 1 and 2), Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Exhibit 99.2

Océ enhances its focus on growth markets

Poing, Germany, 6 March 2007 — Océ N.V., a leading international document management company, is enhancing its focus on growth markets, according to CEO Rokus van Iperen, speaking at Océ OpenHouse 2007. This week over 7,000 customers are attending the 14th edition of the Océ event near Munich, Europe’s largest digital printing fair.

The company’s growth strategy is based on enhancing its distribution power, technological innovation and organisational efficiencies. Based upon these strategic pillars, Océ is expanding its position in wide format printing and leveraging its expertise in small format continuous feed printing to achieve a leading position in cutsheet.

Continued investment in growth

To maintain technological innovation, Océ invests 7% of its revenues in research and development each year. The new systems launched at Océ OpenHouse 2007 are the concrete results of the investment in R&D. Organisational efficiencies implemented in 2006 will save € 50 million over 2006 and 2007. Added to this, continued outsourcing will see 60% of the production volume of Océ’s Dutch manufacturing operations transferred to Eastern Europe and Asia by the end of this year. Van Iperen also announced several measures to increase the distribution power: ‘We are expanding our direct and indirect sales channels, particularly in Asia.’

Focus on growth markets

Océ participates in most of the highest growth areas in its industry. It is entering the office market in Europe. Currently, the global office market is valued at € 30 billion. Océ is leader in black-and-white technical document systems market, a relatively stable market. However, the market for colour technical document systems is growing by 6% per year. The commercial printing market is another growth area in which digital printing is increasing by 7% per annum. The display graphics market is expected to increase by 6% per cent per annum through 2010. Direct mail and marketing services, a market which Océ pioneered, has average annual growth of 13%. The largest growth opportunity for Océ is the graphic arts market currently worth € 400 billion, 90% of which market is analogue. ´Océ is positioned to seize the 13% annual growth for digital prints in this market,´ said Van Iperen.

Expanding leading position in wide format

Tom Egelund, Executive Vice President of strategic business unit Wide Format Printing Systems, said ‘Océ Technical Document Systems is the leading player in black-and-white and aims to be number one in colour as well. Last year, Océ increased its leading position in black-and-white by realising 24% growth in placements of low volume systems. The recent launch of the Océ TDS700 is designed to maintain that leadership. In the low volume colour market, the Océ TCS500 and Océ TCS300 achieved a 38% increase in placements in 2006. In

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com addition, the Océ CS2044 family realised 70% growth in unit sales. On the OpenHouse floor, Océ is unveiling additions to this family, the Océ CS2124 and the Océ CS2136.

Huge growth potential in digital display graphics

According to Egelund, Océ is using innovation to build market share in display graphics. This market is currently dominated by analogue technologies, but Océ sees huge growth opportunities to convert it to digital. To that end, the company launched the Océ Arizona 250 GT at OpenHouse 2007. This flatbed and roll-to-roll UV-curable inkjet printer is based on Océ VariaDot imaging technology which prints ink droplets in variable sizes. As a result, customers can print near-photographic image quality on a wide range of substrates. ‘It’s going to help our customers drive new applications and drive new business opportunities,’ said Egelund.

Leveraging leadership

In the production printing market, Océ is using innovation and distribution to target growth areas, according to Jan Dix, Executive Vice President of Océ Digital Document Systems and Océ board member. Last year, Océ increased its lead in the global continuous feed market by growing its placement share to more than 50%. It aims to leverage that position to carve out a major slice of the cutsheet market as well.

Demand for colour, personalisation and print on demand

In the continuous feed market there is strong demand for colour and personalisation in transaction documents and direct mail. In addition, traditional offset documents like books are increasingly being printed on demand. The new Océ VarioStream 9240 is designed to take advantage of these trends. It is the latest addition to the Océ VarioStream 9000 family, which allows customers to buy a monochrome system and add extra colours when they need them. The Océ VarioStream 9240 offers four-over-four printing, black plus three Océ CustomTone colours on both sides of the print.

Commitment to lead the cutsheet market

From its strong position in continuous feed printing, Océ is aggressively approaching the cutsheet market. Here Océ has seen strong demand for the Océ VarioPrint 6250 based on Océ Gemini Instant Duplex Technology. ‘Not all customers have the volume to justify an investment in the high end´, said Jan Dix. ‘So we are giving them more choice.’ Just one year after the introduction of the Gemini technology, Océ launched a whole family of Gemini Instant Duplex printers at this year’s OpenHouse. The Océ VarioPrint 6200 produces 200 prints per minute whilst the Océ VarioPrint 6160 produces 160 prints per minute. With these new additions to its portfolio, Océ has a full range of high speed cutsheet printers. ‘There are about 25,000 high volume cutsheet systems in the world and we intend to capture about 20% of those placements in the coming five years,’ said Dix. ‘The systems launched today are concrete actions to achieve that.’

About Océ

Océ is one of the world’s leading document management companies. In advanced research centres and high-tech production facilities the company develops products and services for the efficient and effective exchange of information. These comprise products for the reproduction, presentation, distribution and management of

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com documents. The range of products and services offered by Océ is characterised by its recognised high quality, which is based on reliability, productivity, durability, ease of use and environmental friendliness.

Océ’s products and services are mainly offered direct via the company’s own sales and service organisations; a limited number of them are also distributed via third parties. Océ focuses on professional user environments, particularly on those in which high document volumes are processed.

In 2006 Océ achieved revenues of about € 3.1 billion and has around 24,000 employees worldwide. For more information on Océ, please visit www.oce.com

Océ N.V.

March 6, 2007

For further information:

Océ N.V.

Investor Relations:	Press:
Carlo Schaeken	Jan Hol
Vice President Investor Relations	Senior Vice President Communications
Phone +31 77 359 2240	Phone + 31 77 359 2000
e-mail investor@oce.com	e-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Forward-looking statements

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control).

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to the annual report for 2006 (part 1 and 2), Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Exhibit 99.3

Océ introduces three new printing systems at European trade fair in Germany

Poing, Germany, 6 March 2007 – Océ N.V., a leading international document management company, today launched three new digital printing systems at it’s annual Océ OpenHouse trade fair in Germany. These systems provide leading technologies in their respective segments, demonstrating Océ’s prominent position in developing high quality and high productive printing systems.

Océ VarioPrint 6160 and Océ VarioPrint 6200 target high volume production market

These two new cutsheet printers are based on Océ Gemini Instant Duplex Technology. The new Océ VarioPrint 6160 and Océ VarioPrint 6200 simultaneously print the front and back of a sheet at respectively 160 and 200 prints per minute. In March 2006, Océ introduced its first Gemini system, the Océ VarioPrint 6250. All three systems are available for immediate delivery. The Océ VarioPrint 6160 is intended for monthly print volumes of 300,000 to 2.5 million prints; the Océ VarioPrint 6200 monthly prints volumes of 500,000 to 5 million. These introductions demonstrate Océ’s commitment to continue to service a wide range of customers in the high volume production printing market. Over 80% of the jobs produced on high volume cutsheet systems are double sided prints, but until 2006 all existing systems were designed for simplex printing. With the introduction of the Océ VarioPrint 6000 family, Océ offers greater operational efficiency and lower printing costs for commercial and corporate customers in the high volume production market.

New Océ Arizona 250 GT services growing display graphic market

Introducing its next generation Océ Arizona 250 GT printer, Océ offers it’s customers near photographic image quality, in the global display graphic marketplace. The Océ Arizona 250 GT printer uses UV curable inks and Océ VariaDot imaging technology, including a true flatbed platform to print onto a wide variety of rigid substrates, and features an optional roll-to-roll module for printing onto flexible media. This advanced printing system enables companies to significantly improve the image quality of outdoor advertising and banners, amongst others. In 2006 industry experts estimated the global display graphic market at € 3.7 billion and anticipate the market to grow with about 6% per annum. The core of this market are digital printers, graphic screen printers, sign makers, photo labs and reprographers, producing huge text and images for indoor and outdoor use. Since 2001, Océ has conducted several acquisitions in this market in the United States, Switzerland, Scandinavia, France and Benelux.

Océ VarioStream 9240 provides process-colour innovation

As the leader in the global continuous feed printing market, Océ today unveiled another highlight in its VarioStream 9000 series: the VarioStream 9240, a digital printer combining the flexibility and reliability of its predecessors with process-colour printing capability. Based upon the concept of “Job Appropriate Colour”, the VarioStream 9240 operates with maximum cost efficiency at each application. black-and-white, one spot colour,

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com two or three, or C/M/Y/K four-colour process printing, the Océ VarioStream 9240 can print them all. The new printing system is fully able to print complex colour content to reproduce illustrations, tables and graphics without compromising on the fine detail. This printing system is an effective and efficient choice for all high volume applications and especially for transaction printing, such as bank statements and direct mail. Also, an increasing number of publishers benefit from the flexible colour capabilities of the VarioStream 9000 series to print their books digitally, at the same time offering their customers the opportunity to obtain personalised books, amongst others.

About Océ

Océ is one of the world’s leading document management companies. In advanced research centres and high-tech production facilities the company develops products and services for the efficient and effective exchange of information. These comprise products for the reproduction, presentation, distribution and management of documents. The range of products and services offered by Océ is characterised by its recognised high quality, which is based on reliability, productivity, durability, ease of use and environmental friendliness.

Océ’s products and services are mainly offered direct via the company’s own sales and service organisations; a limited number of them are also distributed via third parties. Océ focuses on professional user environments, particularly on those in which high document volumes are processed.

In 2006 Océ achieved revenues of about € 3.1 billion and has around 24,000 employees worldwide. For more information on Océ, please visit www.oce.com.

Océ N.V.

March 6, 2007

For further information:

Océ N.V.

Investor Relations:	Press:
Carlo Schaeken	Jan Hol
Vice President Investor Relations	Senior Vice President Communications
Phone +31 77 359 2240	Phone + 31 77 359 2000
e-mail investor@oce.com	e-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Forward-looking statements

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control).

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to the annual report for 2006 (part 1 and 2), Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Exhibit 99.4

Océ receives prestigious international award for Product Design

Unique prize goes to a Dutch company

Venlo, The Netherlands, 15 March 2007 – Océ N.V., a leading international document management company, has won the International Forum Product Design Gold Award, one of the world’s most important annual international awards for Product Design. The award, referred to by many as the ‘Design Oscar’, was presented at the CeBIT European trade fair in Germany and is reserved for products that exemplify contemporary design standards.

Launched in December 2006, the Océ TDS700 printing system from Océ Technical Documentation Systems, was selected for its innovative design, its usability and its commitment to a healthy environment, demonstrated by the lowest dust, ozone, heat and sound emissions in its class. This year’s International Forum (or iF) Product Design Awards attracted no less than 2,293 entries from 35 countries, competing in 12 categories.

Fifth-ever Dutch winner

In the 53 years the iF has been making this award, only four other Dutch companies have received it. So Océ is only the fifth Dutch award winner ever, following in the footsteps of Vialis Transportation, Royal Philips (2x), Royal Mosa and VanBerlo Studios. And it’s the first time ever a wide format printing system has received the gold award. ‘The iF Product Design Award 2007 for the Océ TDS700 printer is a recognition of our outstanding design capabilities. It is a clear message to our customers that Océ brings them reliable, flexible and environmentally friendly printers that provide better and faster management of technical documents,’ states Tom Egelund, Executive Vice President of the Strategic Business Unit Océ Wide Format Printing Systems.

Océ Design Concept

User-friendliness and reliability are the main principles of Océ Industrial Design. Océ products are designed to deliver high productivity and offer innovative solutions based on customer demands. Together shape, usability and reliability form a concept incorporated in all Océ designs.

Leader in technical documentation systems

For over 80 years Océ has been a worldwide market leader in black-and-white technical documentation systems, due to constant innovation and smart design. The TDS market anticipates a rapid development of electronic communication and archiving and a switch to decentralised printing, closer to the user. Océ aims to build further on its leading position in Europe and the United States, to continue its expansion in Japan and to invest in constructing a strong position in various emerging markets, such as China.

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ investor information on Internet: http://www.investor.oce.com

About Océ

Océ is one of the world’s leading document management companies. In advanced research centres and high-tech production facilities the company develops products and services for the efficient and effective exchange of information, including the reproduction, presentation, distribution and management of documents.

The products and services offered by Océ are characterised by their acknowledged high quality, based on reliability, productivity, durability, ease of use and environmental friendliness. Océ’s products and services are primarily offered direct via the company’s own sales and service organisations; a limited number are also distributed via third parties.

Océ focuses on professional user environments, particularly those processing high document volumes. The company has around 24,000 employees worldwide and in 2006 Océ achieved revenues of € 3.1 billion. For more information on Océ, visit www.oce.com

Océ N.V.

March 15, 2007

For more information please contact:

Océ N.V.

Press:	Investor Relations:
Freek Jochems	Carlo Schaeken
Senior Spokesman	Vice President Investor Relations
Telephone: +31 77 359 2000	Telephone: + 31 77 359 2240
Email: freek.jochems@oce.com	E-mail: investor@oce.com

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ investor information on Internet: http://www.investor.oce.com

Forward-looking statements

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control).

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to the annual report for 2006 (part 1 and 2), Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ investor information on Internet: http://www.investor.oce.com

Exhibit 99.5

Océ publishes its U.S. GAAP financial report for the 2006 financial year

Venlo, The Netherlands, March 16, 2007 – Océ today published its U.S. GAAP financial report for the 2006 financial year on Form 20-F and deposited it with the SEC [US Securities and Exchange Commission].

The results under U.S. GAAP differ significantly from those published on the basis of IFRS, specifically due to a different treatment of reorganisation costs, pensions and research & development expenditure.

The net income attributable to shareholders under U.S. GAAP for the 2006 financial year amounts to € 5.9 million (2005: € 8.2 million) and the equity attributable to shareholders amounts to € 961 million (2005: € 1,038 million).

Under IFRS the net income attributable to shareholders for 2006 is € 55.0 million (2005: € 79.9 million) and equity attributable to shareholders amounts to € 685 million (2005: € 711 million).

Form 20-F is available as from today on www.investor.oce.com.

Océ N.V.

March 16, 2007

For more information please contact:
Océ N.V.
Investor Relations:	Press:
Carlo Schaeken	Jan Hol
Vice President Investor Relations	Senior Vice President Corporate Communications
Telephone: + 31 77 359 2240	Telephone: +31 77 359 2000
Email: investor@oce.com	Email: jan.hol@oce.com

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ investor information on Internet: http://www.investor.oce.com

Forward-looking statements

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control).

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to the annual report for 2006 (part 1 and 2), Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ investor information on Internet: http://www.investor.oce.com